FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                12 December 2003

                                    mmO2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Manx Telecom sent to the London Stock Exchange on 12 December 2003


PR0346

            O2's ISLE OF MAN BUSINESS IS GRANTED NEW 15-YEAR LICENCE


Released: 12 December 2003

Manx Telecom, a wholly-owned subsidiary of mmO2, has been granted a new, 15-year telecommunications licence by the Isle of Man Government. The company provides mobile communications services to around 70,000 customers as well as fixed telephony and Internet solutions, and has been the Isle of Man telecommunications provider since 1 January 1987.

The company scored a notable success in December 2001 when it became the first telecommunications operator in Europe to switch on a live 3G network. This has given mmO2 a significant advantage in gaining feedback prior to commercial roll out of 3G services in its German, Irish and UK operations.

In addition, over the last five years, Manx Telecom has invested around GBP50 million in the Island's telecommunications infrastructure, including a GPRS mobile data network as well as highly resilient off-shore Island links and ADSL broadband in all its exchanges.

Chris Hall, Manx Telecom's managing director, said: "We are delighted that the Isle of Man Government has recognised our commitment to the Island. The terms of our new licence mean that we are able to give back much more in reduced charges and other benefits. Our previous licence required us to pay an annual licence fee to the Isle of Man Government which was, typically, in the region of two million pounds per year. Under the terms of the new licence, the government has released us from this obligation in order that we can use this money to benefit our customers instead."

After consultation with the regulator, the Isle of Man Communications Commission, Manx Telecom has developed a number of tariff reductions across the range of its services to benefit as many of its customers as possible. These include reductions in mobile and Internet charges as well as fixed line phone charges.

                                    - ends -


mmO2

mmO2 has 100% ownership of mobile network operators in three countries - the UK, Germany and Ireland - as well as leading mobile Internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.

mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland and Germany.

mmO2 has 19.2 million customers and some 12,000 employees; and reported revenues for the year ended 31 March 2003 of GBP4.874 billion. Data represented 19.2% of total service revenues in the quarter ending 30 September 2003.


mmO2 plc

David Nicholas                                Simon Gordon
Head of Media Relations                       Press Relations Manager
david.nicholas@o2.com                         simon.gordon@o2.com
t: +44 (0) 771 575 9176                       t: +44 (0)771 007 0698


mmO2 press office: 01753 628402.

All mmO2 Group news releases can be accessed at our web site: www.mmo2.com


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 12 December 2003                     By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary